EXHIBIT 99.10

EXTRACTS FROM

AUDITED US GAAP FINANCIAL STATEMENTS

Infosys Technologies Limited and subsidiaries
Consolidated balance sheets as of March 31,

	2003	2004
ASSETS
Current Assets
Cash and cash equivalents	$354,362,918	$444,553,465
Investment in liquid mutual fund units	—	217,604,513
Trade accounts receivable, net of allowances	109,119,856	150,102,586
Deferred tax assets	288,541	—
Prepaid expenses and other current assets	24,384,316	35,871,753
Unbilled revenue	19,702,186	23,725,119

Total current assets	507,857,817	871,857,436
Property, plant and equipment, net	157,194,190	228,419,168
Goodwill	—	7,834,269
Intangible assets, net	6,471,236	1,878,105
Deferred tax assets	7,264,885	7,381,530
Investments	4,613,833	470,420
Prepaid income taxes	4,452,678	68,963
Other assets	16,454,328	14,272,380

TOTAL ASSETS	$704,308,967	$1,132,182,271

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$426,611	$954,890
Client deposits	3,208,295	15,021,176
Other accrued liabilities	46,249,269	99,518,224
Deferred tax liabilities	—	210,200
Income taxes payable	—	21,626,600
Unearned revenue	13,202,115	14,711,639

Total current liabilities	63,086,290	152,042,729
Non-current liabilities
Preferred stock of subsidiary	10,000,000	21,557,448
Other non-current liabilities	5,217,758	5,001,628
Stockholders’ Equity
Common stock, $0.16 par value 100,000,000 equity shares authorized, Issued and outstanding –66,243,078 and 66,641,056 as of March 31, 2003 and 2004, respectively	8,602,909	8,647,061
Additional paid-in capital	127,042,751	157,204,530
Accumulated other comprehensive income	(31,444,835)	40,084,033
Deferred stock compensation	(2,817,066)	—
Retained earnings	524,621,160	747,644,842
Total stockholders’ equity	626,004,919	953,580,466

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$704,308,967	$1,132,182,271

See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries
Consolidated statements of income for the years ended March 31,

	2002	2003	2004
Revenues	$545,051,214	$753,807,025	$1,062,584,888
Cost of revenues (including amortization of stock compensation expenses of $2,999,457, $2,818,887 and $1,653,156)	293,031,689	417,359,025	602,289,263
Gross profit	252,019,525	336,448,000	460,295,625
Operating Expenses:
Selling and marketing expenses	27,113,122	55,649,913	76,811,466
General and administrative expenses	44,348,181	57,808,445	82,224,122
Amortization of stock compensation expenses	2,010,315	1,984,647	1,163,910
Amortization of intangible assets	—	2,360,799	6,980,074
Total operating expenses	73,471,618	117,803,804	167,179,572
Operating income	178,547,907	218,644,196	293,116,053
Other income, net	13,865,294	18,048,110	27,950,174
Income before income taxes	192,413,201	236,692,306	321,066,227
Provision for income taxes	27,946,892	41,822,265	50,775,927

Net income	$164,466,309	$194,870,041	$270,290,300

Earnings per equity share
Basic	$2.51	$2.97	$4.11
Diluted	$2.49	$2.93	$4.05
Weighted equity shares used in computing earnings per equity share
Basic	65,556,648	65,571,002	65,695,077
Diluted	66,084,874	66,479,009	66,791,559

See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries
Consolidated statements of stockholders’ equity and comprehensive income

	Common stock		Additional paid-in	Comprehensive
	Shares	Par value	Capital	Income
Balance as of March 31, 2001	66,158,117	$8,594,106	$122,017,518
Common stock issued	28,013	2,895	949,076
Cash dividends	—	—	—
Deferred stock compensation related to stock option grants	—	—	113,354
Amortization of compensation related to stock option grants	—	—	—
Comprehensive income
Net income	—	—	—	$164,466,309
Other comprehensive income
Translation adjustment	—	—	—	(16,776,176)

Comprehensive income				$147,690,133
Balance as of March 31, 2002	66,186,130	$8,597,001	$123,079,948
Common stock issued	56,948	5,908	2,799,780
Cash dividends	—	—	—
Income tax benefit arising on exercise of stock options	—	—	1,163,023
Amortization of compensation related to stock option grants	—	—	—
Comprehensive income
Net income	—	—	—	$194,870,041
Other comprehensive income			—
Translation adjustment	—	—	—	13,996,313

Comprehensive income				$208,866,354
Balance as of March 31, 2003	66,243,078	$8,602,909	$127,042,751
Common stock issued	397,978	44,152	27,040,385
Cash dividends	—	—	—
Income tax benefit arising on exercise of stock options	—	—	3,121,394
Amortization of compensation related to stock option grants	—	—	—
Comprehensive income
Net income				$270,290,300
Other comprehensive income
Unrealized gain on mutual fund investments, net of taxes				146,904
Translation adjustment				71,381,964

Comprehensive income				$341,819,168
Balance as of March 31, 2004	66,641,056	$8,647,061	$157,204,530

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated other			Total
	Comprehensive	Deferred stock	Retained	stockholders’
	Income	compensation	Earnings	equity
Balance as of March 31, 2001	$(28,664,972)	$(12,517,018)	$222,362,067	$311,791,701
Common stock issued	—	—	—	951,971
Cash dividends		—	(23,064,211)	(23,064,211)
Deferred stock compensation related to stock option grants	—	(113,354)	—	—
Amortization of compensation related to stock option grants	—	5,009,772	—	5,009,772
Comprehensive income
Net income	—	—	164,466,309	164,466,309
Other comprehensive income
Translation adjustment	(16,776,176)	—	—	(16,776,176)
Comprehensive income
Balance as of March 31, 2002	$(45,441,148)	$(7,620,600)	$363,764,165	$442,379,366
Common stock issued	—	—	—	2,805,688
Cash dividends	—	—	(34,013,046)	(34,013,046)
Income tax benefit arising on exercise of stock options	—	—	—	1,163,023
Amortization of compensation related to stock option grants	—	4,803,534	—	4,803,534
Comprehensive income
Net income			194,870,041	194,870,041
Other comprehensive income	—
Translation adjustment	13,996,313	—	—	13,996,313
Comprehensive income
Balance as of March 31, 2003	$(31,444,835)	$(2,817,066)	$524,621,160	$626,004,919
Common stock issued	—	—	—	27,084,537
Cash dividends	—	—	(47,266,618)	(47,266,618)
Income tax benefit arising on exercise of stock options	—	—	—	3,121,394
Amortization of compensation related to stock option grants		2,817,066	—	2,817,066
Comprehensive income
Net income			270,290,300	270,290,300
Other comprehensive income
Unrealized gain on mutual fund investments, net of taxes	146,904			146,904
Translation adjustment	71,381,964			71,381,964
Comprehensive income
Balance as of March 31, 2004	$40,084,033	—	$747,644,842	$953,580,466

See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries
Consolidated statements of cash flows for the years ended March 31,

	2002	2003	2004
OPERATING ACTIVITIES:
Net income	$164,466,309	$194,870,041	$270,290,300
Adjustments to reconcile net income to net cash provided by operating activities
Gain on sale of property, plant and equipment	(16,754)	(2,070)	89,756
Depreciation	33,608,391	37,023,974	45,288,910
Amortization of intangible assets	—	2,360,799	6,980,074
Provision for investments	—	3,219,030	2,104,043
Deferred taxes	(1,999,471)	(2,418,210)	809,305
Amortization of stock compensation expenses	5,009,772	4,803,534	2,817,066
Changes in assets and liabilities
Trade accounts receivable	(7,196,700)	(37,657,569)	(26,768,538)
Prepaid expenses and other current assets	1,079,574	(5,236,301)	(8,147,376)
Unbilled revenue	(3,132,295)	(15,436,197)	(656,773)
Income taxes	869,109	(3,922,235)	25,854,186
Accounts payable	(27,382)	419,750	(507,553)
Client deposits	1,075,855	919,545	10,933,375
Unearned revenue	(3,753,943)	9,491,122	(33,283)
Other accrued liabilities	1,492,616	22,756,370	44,399,069

Net cash provided by operating activities	191,475,081	211,191,583	373,452,561

INVESTING ACTIVITIES:
Expenditure on property, plant and equipment	(68,347,644)	(43,157,754)	(93,226,060)
Expenditure on intangible assets	—	(3,551,433)	—
Proceeds from sale of property, plant and equipment	335,079	70,383	310,863
Loans to employees	(5,547,203)	(7,249,008)	3,961,650
Purchase of subsidiary net of cash acquired	—	—	(10,398,370)
Purchase of investments	(2,200,000)	(54,378)	(205,324,508)

Net cash used in investing activities	(75,759,768)	(53,942,190)	(304,676,425)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock	963,351	2,805,688	27,084,537
Proceeds from issuance of preferred stock by subsidiary	—	10,000,000	10,267,126
Payment of dividends	(22,902,618)	(33,913,973)	(47,183,238)

Net cash used in financing activities	(21,939,267)	(21,108,285)	(9,831,575)

Effect of exchange rate changes on cash	(7,374,351)	7,735,870	31,245,986
Net increase in cash and cash equivalents during the period	86,401,695	143,876,978	90,190,547
Cash and cash equivalents at the beginning of the period	124,084,245	210,485,940	354,362,918
Cash and cash equivalents at the end of the period	$210,485,940	$354,362,918	$444,553,465
Supplementary information:
Cash paid towards taxes	$27,493,194	$45,398,138	$23,722,149

See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries
Notes to the consolidated financial statements

1	Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited (“Infosys’’) along with its majority owned and controlled subsidiaries, Progeon Limited (“Progeon’’), Infosys Technologies (Australia) Pty. Limited (“Infosys Australia”), and Infosys Technologies (Shanghai) Co. Limited (“Infosys China”) is a leading global information technology, or IT, services company. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry and business process management services.

1.2 Basis of preparation of financial statements

The consolidated financial statements include Infosys and its subsidiaries (“the company”) and are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

1.3 Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4 Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-time frame contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2 to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-time frame contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software products generally have three elements: license, implementation and Annual Technical Services (“ATS’’). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (“VSOE”) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-time frame basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-time frame contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

1.5 Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash, and cash on deposit with banks, and corporations.

1.6 Investments

Investments in non-readily marketable equity securities of other entities constituting less than 20% of the voting stock of the entity and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.

Investment securities designated as “available for sale” are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholder’s equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Plant and equipment	5 years
Furniture and fixtures	5 years	Vehicles	5 years
Computer equipment	2-5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8 Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9 Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

1.10 Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets

1.11 Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12 Foreign currency

The functional currency of the company is the Indian rupee (“Rs.”). The functional currency for Infosys Australia and Infosys China is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in“Other comprehensive income”, a separate component of stockholders’ equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13 Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. Diluted earnings per share reflects the potential dilution from equity shares issuable through employee stock options and preferred stock of subsidiary.

1.14 Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases.. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits earned on exercise of employee stock options are credited to additional paid in capital.

1.15 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

1.16 Derivative financial instruments

On April 1, 2001, the company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal years ending March 31. The company enters into forward foreign exchange contracts where the counter party is generally a bank. The company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

1.17 Retirement benefits to employees

1.17.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). In case of Progeon, contributions are made to the Progeon Employees Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

1.17.2 Superannuation

Certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions. which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.17.3 Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remainders of the contributions are made to Government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.

1.18 Stock-based compensation

The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year ended March 31,
	2002	2003	2004
Net income, as reported	$164,466,309	$194,870,041	$270,290,300
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	5,009,772	4,803,534	2,817,066
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(64,294,987)	(62,447,389)	(49,665,156)

Pro forma net income	$105,181,094	$137,226,186	$223,442,210

Earnings per share:
Basic – as reported	2.51	2.97	4.11
Basic – pro forma	1.60	2.09	3.40
Diluted – as reported	2.49	2.93	4.05
Diluted – pro forma	1.59	2.09	3.36

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31,
	2002	2003	2004
Dividend yield %	0.2%	0.2%	0.2%
Expected life	1-5 years	1-5 years	1-5 years
Risk free interest rate	9.5%	6%	5.1-5.7%
Volatility	69.0%	60-75%	60-75%

1.19 Dividends

Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.20 Reclassifications

Certain reclassifications have been made to conform prior period data to the current presentations. These reclassifications had no effect on reported earnings.

2 Notes to the consolidated financial statements

2.1 Trade accounts receivable

Trade accounts receivable as of March 31, 2003 and 2004, net of allowance for doubtful accounts of $3,010,568 and $3,078,798 respectively, amounted to $109,119,856 and $150,102,586. The age profile of trade accounts receivable, net of allowances is given below.

		In %
	As of March 31,
	2003	2004
Period (in days)
0 – 30	65.8	64.5
31 – 60	29.0	23.8
61 – 90	3.9	7.2
More than 90	1.3	4.5

	100.0	100.0

2.2 Business combination

On January 2, 2004 the company acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14,514,958. The purchase consideration includes $3,362,210 retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed as “Infosys Technologies (Australia) Pty. Limited”. There is a further contingent consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters. The contingent consideration will be accounted as compensation.

The purchase price, including transaction costs, has been allocated based on management’s estimates and independent appraisals of fair values as follows:

Component	Purchase price allocated
Plant and equipment	$441,588
Net current assets	5,199,094
Non current liabilities	(510,563)
Customer contracts	2,045,094
Goodwill	7,464,485

Total purchase price	$14,639,698

The identified intangible of customer contracts is being amortized over a period of two years beginning January 2004, being management’s estimate of the useful life of the asset. The company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company’s market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in Australia. The goodwill has been allocated to the Australia reporting unit.

2.3 Related parties

The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. Loans aggregating $28,706,332 and $27,268,356 were outstanding as of March 31, 2003 and 2004.

The required repayments of employee loans outstanding as of March 31, 2004 are as detailed below.

Year	Repayment
2005	$12,995,976
2006	4,004,809
2007	2,902,160
2008	2,088,789
2009	2,081,803
Thereafter	3,194,819

$27,268,356

The estimated fair values of related party receivables amounted to $24,422,419 and $23,934,228 as of March 31, 2003 and 2004 respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.4 Preferred stock of subsidiary

Infosys holds 100% of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (“CIFC”) and Progeon. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration of $5,279,699. Pursuant to the agreement, CIFC has been issued 4,375,000 0.0005% cumulative convertible preference shares in each of June 30, 2002 and March 31, 2004 for an aggregate consideration of $ 20,267,126.

2.5 Other income, net

Other income, net, consists of the following:

	Year ended March 31,
	2002	2003	2004
Interest income	$10,423,654	$16,701,515	$18,450,458
Income from mutual fund investments	—	—	3,922,426
Exchange gains	2,749,162	4,157,373	7,536,326
Provision for investments	—	(3,219,030)	(2,104,043)
Others	692,478	408,252	145,007

	$13,865,294	$18,048,110	$27,950,174

In fiscal 2003, we provided for write-downs to our investments in the aggregate amount of approximately $3.2 million. These included approximately $1.5 million for Asia Net Media BVI Limited, $0.2 million for JASDIC Park Company, $1.5 million for Workadia Inc., and other miscellaneous investments. The provisions during fiscal 2004 include write-downs to investments in CiDRA Corporation ($1.5 million), Stratify Inc ($0.4 million) and other miscellaneous investments. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

2.6 Income taxes

The provision for income taxes comprises:

	Year ended March 31
	2002	2003	2004
Current taxes
Domestic taxes	$6,483,255	$18,717,241	$10,488,985
Foreign taxes	23,463,108	25,523,234	39,477,637

	29,946,363	44,240,475	49,966,622
Deferred taxes
Domestic taxes	27,126	(1,122,604)	1,189,074
Foreign taxes	(2,026,597)	(1,295,606)	(379,769)

	(1,999,471)	(2,418,210)	809,305

Aggregate taxes	$27,946,892	$41,822,265	$50,775,927

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

	As of March 31
	2003	2004
Deferred tax assets:
Property, plant and equipment	$4,719,124	$6,251,836
Provision for doubtful debts	1,093,701	770,471
Investments	2,545,761	3,211,257
Accrual for compensated absences	—	710,420
Others	—	233,745

	8,358,586	11,177,729
Less: Valuation allowance	(614,004)	(1,967,903)

	7,744,582	9,209,826
Deferred tax liabilities
Exchange gains	(191,156)	(1,392,879)
Intangible assets	—	(563,431)
Unrealized gain on mutual fund investments	—	(82,186)

Net deferred tax assets	$7,553,426	$7,171,330

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2004. The valuation allowance relates to provision for doubtful debts and investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

All deferred tax expenses / (benefits) are allocated to the continuing operations of the company.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the “STP Tax Holiday”); and (ii) a tax deduction for profits derived from exporting computer software (the “Export Deduction”). All but one of the company’s software development facilities are located in designated Software Technology Parks (“STP”). The Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Finance Act 2002 provided that the exempt income from an export oriented undertaking, for fiscal 2003 be restricted to 90% of its export income. However, this restriction is not applicable from fiscal 2004. Additionally, the Export Deduction is being phased out equally over a period of five years starting from fiscal 2000.

2.7 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31
	2002	2003	2004
Basic earnings per equity share – weighted average number of common shares outstanding excluding unallocated shares of ESOP	65,556,648	65,571,002	65,695,077
Effect of dilutive common equivalent shares – stock options outstanding	528,226	908,007	1,096,482
Diluted earnings per equity share – weighted average number of common shares and common equivalent shares outstanding	66,084,874	66,479,009	66,791,559

Options to purchase 635,800 shares under the 1998 Plan and 2,521,757 shares under the 1999 Plan were not considered for calculating diluted earnings per share for fiscal 2004 as their effect was anti-dilutive.

2.8 Derivative financial instruments

The Company enters into forward foreign exchange contracts where the counter party is generally a bank. The Company considers the risks of non-performance by the counter party as non-material. Infosys held foreign exchange forward contracts of $88,000,000 and $149,000,000 as of March 31, 2003 and 2004, respectively. The foreign forward exchange contracts mature between one to 12 months.

2.9 Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company’s operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company’s performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles consistently used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (“telecom”) and retail industries, and others such as utilities, transportation and logistics companies.

Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and offshore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company’s offshore software development centres and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.9.1 Industry segments

	Financial
Year ended March 31, 2002	services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$199,725,558	$93,404,474	$85,190,054	$67,027,323	$99,703,805	$545,051,214
Identifiable operating expenses	74,364,097	38,112,096	23,873,023	18,696,233	34,831,145	189,876,594
Allocated expenses	51,905,935	23,321,898	21,273,366	16,667,939	24,840,829	138,009,967
Segmental operating income	73,455,526	31,970,480	40,043,665	31,663,151	40,031,831	217,164,653
Unallocable expenses						38,616,746
Operating income						178,547,907
Other income, net						13,865,294
Income before income taxes						192,413,201
Provision for income taxes						27,946,892

Net income						$164,466,309

	Financial
Year ended March 31, 2003	services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$283,305,475	$123,755,305	$114,309,356	$85,841,812	$146,595,077	$753,807,025
Identifiable operating expenses	113,522,995	50,493,841	38,470,934	27,432,075	54,817,856	284,737,701
Allocated expenses	81,032,424	32,793,395	31,096,470	22,779,164	39,122,548	206,824,001
Segmental operating income	88,750,056	40,468,069	44,741,952	35,630,573	52,654,673	262,245,323
Unallocable expenses						43,601,127
Operating income						218,644,196
Other income, net						18,048,110
Income before income taxes						236,692,306
Provision for income taxes						41,822,265

Net income						$194,870,041

	Financial
Year ended March 31, 2004	services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$389,295,510	$156,817,111	$175,944,313	$123,789,209	$216,738,745	$1,062,584,888
Identifiable operating expenses	163,735,082	68,091,130	72,990,651	46,018,191	90,679,001	441,514,055
Allocated expenses	102,561,509	38,821,686	45,490,446	31,230,109	54,674,462	272,778,212
Segmental operating income	122,998,919	49,904,295	57,463,216	46,540,909	71,385,282	348,292,621
Unallocable expenses						55,176,568
Operating income						293,116,053
Other income, net						27,950,174
Income before income taxes						321,066,227
Provision for income taxes						50,775,927

Net income						$270,290,300

2.9.2 Geographic segments

				Rest of the
Year ended March 31, 2002	North America	Europe	India	World	Total
Revenues	$388,168,447	$106,103,448	$10,735,626	$40,043,693	$545,051,214
Identifiable operating expenses	135,362,671	38,013,083	4,183,775	12,317,065	189,876,594
Allocated expenses	98,093,268	26,809,588	3,119,373	9,987,738	138,009,967
Segmental operating income	154,712,508	41,280,777	3,432,478	17,738,890	217,164,653
Unallocable expenses					38,616,746
Operating income					178,547,907
Other income, net					13,865,294
Income before income taxes					192,413,201
Provision for income taxes					27,946,892

Net income					$164,466,309

				Rest of the
Year ended March 31, 2003	North America	Europe	India	World	Total
Revenues	$550,075,653	$133,236,361	$16,132,922	$54,362,089	$753,807,025
Identifiable operating expenses	218,257,001	46,559,987	4,084,049	15,836,664	284,737,701
Allocated expenses	149,621,377	35,920,484	5,823,309	15,458,831	206,824,001
Segmental operating income	182,197,275	50,755,890	6,225,564	23,066,594	262,245,323
Unallocable expenses					43,601,127
Operating income					218,644,196
Other income, net					18,048,110
Income before income taxes					236,692,306
Provision for income taxes					41,822,265

Net income					$194,870,041

				Rest of the
Year ended March 31, 2004	North America	Europe	India	World	Total
Revenues	$756,812,858	$204,350,661	$14,426,782	$86,994,587	$1,062,584,888
Identifiable operating expenses	317,978,761	82,552,540	3,949,627	37,033,127	441,514,055
Allocated expenses	193,007,959	51,844,725	3,590,587	24,425,457	272,868,728
Segmental operating income	245,826,138	69,953,396	6,886,568	25,536,003	348,202,105
Unallocable expenses					55,086,052
Operating income					293,116,053
Other income, net					27,950,174
Income before income taxes					321,066,227
Provision for income taxes					50,775,927

Net income					$270,290,300

2.9.3 Significant clients

No client individually accounted for more than 10% of the revenues in fiscal 2002, 2003 and 2004.

2.10 Litigation

The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

Ms. Jennifer Griffith, a former employee, has filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit has been served on the company. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on the result of operation or financial position of the company.

2.11 Subsequent event

The Board of Directors in its meeting on April 13, 2004, approved a 3:1 bonus issue subject to approval by the shareholders at the Annual General Meeting to be held on June 12, 2004. The Board also approved a stock dividend of 1 for 1 for ADS holders (i.e. 1 ADS for each ADS held). This will result in the change in ratio of domestic shares to ADS from 1:2 to 1:1. Subject to the approval of the members in the Annual General Meeting on June 12, 2004, the record date for the bonus issue would be July 2, 2004.